82-4904

Garban Intercapital

Garban PLC

6/17/2002

FEDERAL EXPRESS

Securities and Exchange Com
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

SUPPL

Re: ICAP plc - AVS No. 161429

Ladies and Gentlemen:

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, we are furnishing with this letter the attached information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

Roger C. Campbell

Roger C. Campbell
Senior Vice President &
General Counsel

RC:nj
Enclosures

dlw 7/3

Garban Intercapital
113 Pavonia Avenue
Box 634
Jersey City, NJ 07310-1760

COPY

Garban Intercapital

SEC MAIL RECEIVED JUN 18 2002 WASH. D.C.

6/17/2002

FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re: ICAP plc - AVS No. 161429

Ladies and Gentlemen:

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, we are furnishing with this letter the attached information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

Roger C. Campbell

Roger C. Campbell
Senior Vice President &
General Counsel

RC:nj
Enclosures

Garban Intercapital
113 Pavonia Avenue
Box 634
Jersey City, NJ 07310-1760

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO **161429**

All relevant boxes should be completed in block capital letters.

1. Name of company **ICAP PLC**	2. Name of director **MR CHARLES GREGSON**
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest **AS IN 2 ABOVE**	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) **CHARLES GREGSON 52,873**
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary **EXERCISE OF UNITED BUSINESS MEDIA PLC EXECUTIVE SHARE OPTION & ACQUISITION OF RELATED ICAP PLC SHARES**

7. Number of shares/amount of stock acquired **5120**	8. Percentage of issued class	9. Number of shares/amount of stock disposed **N/A**	10. Percentage of issued class
11. Class of security **ORDINARY SHARES 50P**	12. Price per share **AS IN 6**	13. Date of transaction **14/06/02**	14. Date company informed **14/06/02**

15. Total holding following this notification **57,993**	16. Total percentage holding of issued class following this notification **0.06%**

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact and telephone number for queries **HELEN BROOMFIELD 020 7463 4388**

25. Name and signature of authorised company official responsible for making this notification Helen Broomfield **HELEN BROOMFIELD** **DEPUTY COMPANY SECRETARY** Date of notification **17 June 2002**

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile. 020 7588 6057, 020 7334 8964/8965/8066 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries: UK Listing Authority